Exhibit 99.1

BiondVax to Present at Workshop on Immunoassay
Standardization for Universal Flu Vaccines Organized in
Cooperation with the NIH and EDUFULVAC

The presentation will take place in London on June 18-19 as part of the Company’s participation in the UNISEC (Universal Influenza Vaccines Secured) consortium aimed to advance the concept of a universal vaccine

Nes Ziona, Israel – June 15, 2015 – BiondVax Pharmaceuticals Ltd. (TASE: BVXV, Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced that it has been invited to present in a workshop organized by EDUFULVAC, (EDUcate inFLUenza VACcine) a corresponding European Consortium coordinated by the European Vaccine Initiative (Germany) and NIAID (the National Institute of Allergy and Infectious Diseases, a National Institute of Health branch) in the United States.

The workshop will bring together experts from research institutions, industry, public health and regulatory agencies with the aim of evaluating immunoassays that can be used to assess broadly reactive or universal influenza vaccines and their standardization. The workshop focuses on assays for cell mediated immune responses that are specific to multiple influenza strains. Dr. Tamar Ben-Yedidia, the Chief Scientist of BiondVax, will present data and discuss the Company’s own experience and views on assays for the assessment of future vaccines.

Ron Babecoff, BiondVax's CEO commented, "This invitation is further recognition by the European Commission and the NIH of BiondVax's central position and contribution to this important field of new influenza vaccine development. Our scientific and clinical experience is well recognized both in Europe and in the US. We hope that together with the other participants, we can facilitate the acceptance of new standard assays that will promote regulatory approval for universal flu vaccines."

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, our ability to facilitate the acceptance of new standard assays that will promote regulatory approval for universal flu vaccines, our estimates regarding the vaccine's future development and expected trials, the market acceptance of our flu vaccine as a broad-coverage solution and adequacy of capital resources. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

For further information, please contact:

Company Contact Dr. Limor Chen, BD Director Limor.C@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com